MESSAGE TO THE SENIOR NOTE HOLDERS

Norampac Reports Its Fourth Quarter Results

Norampac Inc. (" Norampac ") reports net income of $26.5 million or $15.8 million excluding specific items1 for the quarter ended December 31, 2004. This compares to net income of $2.7 million or a net loss of $3.5 million excluding specific items for the same period in 2003.

Consolidated selected information

(in millions of Canadian dollars)

	Fourth quarter		Third quarter
	2004	2003	2004

Sales	305.4	295.2	341.3

Operating income [1]	36.0	12.1	27.8
Operating income excluding specific items [1]	28.3	12.1	35.5

Net income	26.5	2.7	23.0
Net income (loss) excluding specific items [1]	15.8	(3.5)	20.0

1 - see note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "As is customary, demand in the fourth quarter was at its lowest, therefore, our North American containerboard mills were less busy than during our exceptional third quarter, nonetheless, the operating rate for the fourth quarter was over 95%. The benefits of higher prices in the fourth quarter were more than offset by the surging Canadian dollar. We are currently working on different investment programs in order to ensure our cost competitiveness in the market place."

Quarterly Highlights

  Compared to the third quarter, average reported Canadian selling prices were lower in both the containerboard and the corrugated products segments due to a stronger Canadian dollar;
  Unrealized gain of $7.7 million on financial instruments related to some commodity contracts due to the new CICA guidelines on hedge accounting;
  Settlement of the strike at the Burnaby containerboard mill;
  Investment of $17.5 million at the Etobicoke and St. Marys corrugated products plants following the decision of closing down the Concord corrugated products plant;
  Opening of a new water treatment plant at the Mississauga containerboard mill;
  The Company's North American primary mill capacity utilisation rates, excluding the Burnaby containerboard mill which was on strike for part of the quarter, was over 95%, up from 90% in 2003; and
  The Company's North American integration level increased to 64%, up from 60% compared to the same period in 2003.

Sales amounted to $305 million in the fourth quarter of 2004, compared to $295 million for the corresponding quarter in 2003. Not taking into account shipments from the Burnaby containerboard mill, which was on strike from April 10, 2004 to November 30, 2004, shipments of containerboard were up by 5.6% compared to the same quarter in 2003, but were down by 7.9% compared to the third quarter of 2004. Shipments of corrugated products for the fourth quarter of 2004 were approximately at the same level compared to the same quarter in 2003, despite additional volume related to the recent acquisitions of the Thompson and Lancaster corrugated products facilities respectively acquired in April 2004 and August 2004.

Operating income amounted to $36.0 million in the fourth quarter of 2004, compared to $12.1 million for the corresponding quarter in 2003. The 2004 operating income includes an unrealized gain on derivative financial instruments of $7.7 million. The increase in operating income is mainly attributable to higher selling prices in both the containerboard and the corrugated products segments, partially offset by a stronger Canadian dollar combined with higher freight, fibre, profit sharing and maintenance costs.

Year Ended December 31, 2004

Net income for the year ended December 31, 2004 was $59.7 million or $48.2 million excluding specific items. This compares to net income of $30.9 million or $15.2 million excluding specific items for the same period in 2003.

For the year ended December 31, 2004, sales were $1.3 billion, approximately at the same level as 2003. For the year ended December 31, 2004, shipments of containerboard also remained at the same level compared to the same period in 2003, despite the strike at the Burnaby containerboard mill. Shipments of corrugated products were up by 1.5% compared to the same period in 2003, which is mainly attributable to the volume of the Schenectady corrugated products plant acquired in April 2003 and the recent acquisitions of the Thompson and Lancaster corrugated products facilities.

For the year ended December 31, 2004, operating income amounted to $97.4 million, compared to $85.4 million for the same period in 2003. The 2004 operating income includes an unrealized gain on derivative financial instruments of $4.4 million. In comparing the two years, the increase is attributable to higher selling prices in both the containerboard and the corrugated products segments along with lower chemical and energy costs which were partially offset by a stronger Canadian dollar combined with higher freight costs.

Supplemental Information on Non-GAAP Measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed on the statement of earnings:

(in millions of Canadian dollars)

	Fourth quarter		Third quarter
	2004	2003	2004

Net income	26.5	2.7	23.0
Share of income of equity accounted investments	-	(0.2)	(0.2)
Income tax expense	11.0	10.6	8.5
Interests	4.8	6.0	5.8
Amortization of financing costs	0.4	0.4	0.4
Foreign exchange gain on long term debt	(6.7)	(7.4)	(9.7)

Operating income	36.0	12.1	27.8
Specific item:
Unrealized loss (gain) on derivative financial Instruments	(7.7)	-	7.7

Operating income excluding specific item	28.3	12.1	35.5

Net income	26.5	2.7	23.0
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	(5.1)	-	5.1
Foreign exchange gain on long-term debt net of related income taxes	(5.6)	(6.2)	(8.1)

Net income (loss) excluding specific items	15.8	(3.5)	20.0

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2003.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part of the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)
	As at December 31, 2004	As at December 31, 2003
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	13,519	12,286
Accounts receivable and prepaid expenses	197,655	181,392
Inventories	138,402	129,753
	349,576	323,431
Property, plant and equipment	879,694	887,184
Goodwill	211,708	197,438
Other assets	47,169	30,943
	1,488,147	1,438,996
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
Balances	31,775	18,694
Trade accounts payable and accrued liabilities	145,556	142,375
Income and other taxes payable	8,942	1,945
Current portion of long-term debt	1,145	1,142
	187,418	164,156
Long-term debt	328,641	352,458
Future income taxes	162,000	154,362
Other liabilities	48,940	39,033
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	579	341
Retained earnings	202,204	166,517
Cumulative translation adjustments	(1,635)	2,129
	761,148	728,987
	1,488,147	1,438,996

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)

Sales (Note 2 c))	305,380	295,147	1,265,454	1,257,319
Cost of goods sold and expenses
Cost of goods sold	223,322	228,289	956,060	950,390
Loss (gain) on derivative financial instruments (Notes 2 a) and 3))	(6,404)	(316)	(3,791)	767
Selling and administrative expenses	33,593	36,079	140,339	146,719
Depreciation and amortization	18,868	19,021	75,434	74,048
	269,379	283,073	1,168,042	1,171,924
Operating income	36,001	12,074	97,412	85,395

Financial expenses
Interests	4,805	5,998	23,067	30,883
Amortization of financing costs	372	388	1,529	1,448
Foreign exchange gain on long-term debt	(6,703)	(7,424)	(10,382)	(18,978)
	(1,526)	(1,038)	14,214	13,353
	37,527	13,112	83,198	72,042
Unusual items (note 7)	-	-	-	19,854
	37,527	13,112	83,198	52,188
Income tax expense	10,981	10,583	23,660	21,425
	26,546	2,529	59,538	30,763
Share of income of equity-
Accounted investments	-	163	149	163
Net income for the period	26,546	2,692	59,687	30,926
The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)
	For the twelve-month period
	ended December 31,
	2004	2003
	(unaudited)

Balance, at beginning of period	166,517	163,591
Net income for the period	59,687	30,926
Dividend paid during the period	(24,000)	(28,000)
Balance, at end of period	202,204	166,517
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)
Cash flows from:

Operating activities
Net income for the period	26,546	2,692	59,687	30,926
Adjustments for:
Depreciation and amortization	18,868	19,021	75,434	74,048
Future income taxes	3,712	8,653	4,694	7,074
Loss (gain) on disposal of property,
plant and equipment	41	30	(210)	379
Foreign exchange gain on long term debt	(6,703)	(7,424)	(10,382)	(18,978)
Share of income of equity-accounted
Investments	-	(163)	(149)	(163)
Unrealized gain on derivative financial instruments	(7,724)	-	(4,374)	-
Other	(2,413)	1,677	(1,674)	2,749
Unusual items	-	-	-	19,854
Cash flow from operating activities	32,327	24,486	123,026	115,889
Changes in non-cash working capital
Components	11,999	24,911	(14,248)	(24,956)
	44,326	49,397	108,778	90,933
Financing activities
Change in revolving bank credit facility	(31,109)	(44,293)	48	(16,237)
Increase in long-term debt	12	(261)	1,010	1,732
Issuance of Senior Notes	-	-	-	346,650
Repayments of long-term debt	(354)	(129)	(1,211)	(308,500)
Costs related to refinancing of long-term debt	-	(1,023)	-	(11,028)
Premium paid on redemption of unsecured senior notes	-	-	-	(14,345)
Change in excess of outstanding cheques over
bank balances	15,385	16,546	13,080	8,834
Dividend paid	-	-	(24,000)	(28,000)
	(16,066)	(29,160)	(11,073)	(20,894)
Investing activities
Additions to property, plant and equipment, net	(24,435)	(18,415)	(59,712)	(58,485)
Business acquisitions, net of cash
and cash equivalents (note 4)	(57)	-	(35,312)	(21,101)
Proceeds on disposal of a subsidiary (note 5)	-	-	390	-
Other assets, net	(991)	89	(1,072)	(1,047)
	(25,483)	(18,326)	(95,706)	(80,633)
Change in cash and cash equivalents
during the period	2,777	1,911	1,999	(10,594)

Translation adjustment with respect
to cash and cash equivalents	(565)	(437)	(766)	(2,867)

Cash and cash equivalents at
beginning of period	11,307	10,812	12,286	25,747
Cash and cash equivalents at
end of period	13,519	12,286	13,519	12,286
Supplemental information
Cash and cash equivalents paid for:
Interest	10,690	11,834	24,154	41,698
Income taxes	5,824	5,607	11,995	18,957

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)
(unaudited)
	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2004	2003	2004	2003

Sales
Containerboard	171,657	151,035	687,384	678,598
Corrugated products	243,915	224,392	977,954	958,796
Total for reportable segments	415,572	375,427	1,665,338	1,637,394
Other activities and unallocated amounts	16,720	17,029	75,714	62,134
Intersegment sales	(126,912)	(97,309)	(475,598)	(442,209)
Consolidated sales	305,380	295,147	1,265,454	1,257,319

Operating income before
depreciation and amortization
Containerboard	24,213	3,677	50,375	36,169
Corrugated products	22,384	23,281	107,627	103,828
Total for reportable segments	46,597	26,958	158,002	139,997
Other activities and unallocated amounts	8,272	4,137	14,844	19,446

Consolidated operating income before depreciation and amortization	54,869	31,095	172,846	159,443
Depreciation and amortization	18,868	19,021	75,434	74,048
Consolidated operating income	36,001	12,074	97,412	85,395

Additions to property, plant and equipment, net
Containerboard	8,262	9,182	26,114	28,152
Corrugated products	13,698	8,284	29,423	27,198
Total for reportable segments	21,960	17,466	55,537	55,350
Other activities and unallocated amounts	2,475	949	4,175	3,135
Consolidated additions to property,
plant and equipment, net	24,435	18,415	59,712	58,485

Notes to interim consolidated financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at December 31, 2004 and 2003 as well as its results of operations and its cash flow for the three and twelve-months periods ended December 31, 2004 and 2003.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies

a) Hedging relationships

On January 1, 2004, the Company applied Guideline 13 (''AcG - 13'') regarding hedge accounting.
In compliance with the criteria required by AcG - 13, the Company has to document the risk management strategy used. Upon executing a hedging contract, management documents the hedge item, namely an asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness.
Accounting policies in place as at December 31, 2003 are maintained for hedging relationships deemed to be effective.
Consequently, realized and unrealized gains ans losses on hedges continue to be defferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 that did not meet the conditions of AcG - 13 were recorded at fair value as at January 1, 2004.
As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts, as well as those incured during the year is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated Statement of Earnings.

Company's policy is to utilize derivative financial instruments, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG -13, the Company believes, from an operational view, that these contracts are effective in minimizing its risk.

b) Asset retirement obligation

In March 2003, the CICA issued Section 3110, '' Asset Retirement Obligation'', which is applied by the Company since January 1,
2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred
If a reasonable estimate of fair value can be made. The application of this standard did not impact the interim financial statements.

c) Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, ''Generally Accepted Accounting Principles'' and Section 1400, ''General Standards
for Financial Statement Presentation'', which were effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitute a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer play a role in establishing GAAP. As a result for the Company, the cost of delivery, which had been, in the past, subtracted from sales, in accordance with industry practice, is now included in cost of good sold.
Comparative figure have been reclassified to reflect the new presentation.

d) Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 "Employee Future Benefits". Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, the Company adopted prospectively Section 3461 and provided additional interim period disclosures of the pension plans and other employee future benefit plans in note 6.

Note 3 Loss (gain) on derivative financial instruments

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2004	2003	2004	2003

Unrealized gain on derivative financial instruments	(6,515)	-	(1,003)	-
Realized loss (gain) on derivative financial instruments	1,320	(316)	583	767
Amortization of transitional deferred unrealized gain	(1,209)	-	(3,371)	-

	(6,404)	(316)	(3,791)	767

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars) (unaudited)

Note 4 Business acquisitions

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Products Corp. (Johnson), a corrugated products plant in Thompson, Connecticut for an approximate consideration of $15.4 million (US$11.7 million).

On August 27, 2004 the Company purchased the assets of AIM Corrugated Container Corp. (AIM), a corrugated products plant in Lancaster, New York. The aggregate purchase price was approximately $21.2 million (US$16.1 million). The Company, agreed to pay additional consideration upon the achievement of specific profitability objectives over a certain period ending
December 31, 2007. The achievement of these objectives would result in an increase in the purchase price of AIM acquisition and would increase the goodwill recorded on this acquisition. The maximum contingent consideration is US$2 million.

These transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date.

The allocation of the purchase price for the transactions, which has not been finalized is as follows:
Net assets acquired (liabilities assumed) :
	Johnson	AIM	Total
Current assets	4,075	4,188	8,263
Property, plant and equipment	8,150	8,390	16,540
Goodwill, non deductible for tax	7,273	-	7,273
Goodwill, deductible for tax	-	10,188	10,188
Current liabilities	(2,496)	(1,565)	(4,061)
Other long-term liabilities	(1,558)	-	(1,558)
Purchase price	15,444	21,201	36,645
Cash and cash equivalent acquired	1,333	-	1,333
Total consideration net of cash and cash equivalents acquired	14,111	21,201	35,312

Note 5 Disposal of subsidiaries

On January 1 2004, the Company sold its subsidiaries, Norampac Monterrey Division, S.A,. De C.V. and
Norampac Monterrey Services, S.A. de C.V. for a consideration of $390 (US$ 301).
Note 6 Employee future benefits

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2004	2003	2004	2003

Net periodic defined benefit pension plans expense	2,356	2,868	6,685	6,644
Net periodic expense for other employee future benefit plans	1,334	1,688	3,656	3,945
Net periodic defined contribution pension plans expense	1,534	1,376	5,633	5,633
Note 7 Unusual items

During the second quarter of 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or
U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2004	2003	2004	2003
	(unaudited)		(unaudited)

Net income	26,546	2,692	59,687	30,926
Share of income of equity-accounted investments	-	(163)	(149)	(163)
Income tax expense	10,981	10,583	23,660	21,425
Unusual items	-	-	-	19,854
Financial costs
Interests	4,805	5,998	23,067	30,883
Amortization of financing costs	372	388	1,529	1,448
Foreign exchange gain on long-term debt	(6,703)	(7,424)	(10,382)	(18,978)
Operating income	36,001	12,074	97,412	85,395
Depreciation and amortization	18,868	19,021	75,434	74,048
Operating income before depreciation and amortization	54,869	31,095	172,846	159,443

Cash flow from operations	44,326	49,397	108,778	90,933
Changes in non-cash working
capital components	(11,999)	(24,911)	14,248	24,956
Depreciation and amortization	(18,868)	(19,021)	(75,434)	(74,048)
Current income tax expense	7,269	1,930	18,966	14,351
Interests	4,805	5,998	23,067	30,883
Unrealized gain on derivative financial instruments	7,724	-	4,374	-
Other non cash adjustments	2,785	(1,289)	3,203	(1,301)
Gain (loss) on disposal of property, plant and equipment	(41)	(30)	210	(379)
Operating income	36,001	12,074	97,412	85,395
Depreciation and amortization	18,868	19,021	75,434	74,048
Operating income before depreciation and amortization	54,869	31,095	172,846	159,443

Shipments

Containerboard third party (in short tons)	147,616	159,141	600,209	640,386
Containerboard intersegment (in short tons)	196,027	190,960	835,173	801,914
Corrugated products (in thousands of square feet)	3,338,162	3,306,409	13,604,691	13,398,706